UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number:  001-36231

Eneti Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 24, 2021, Eneti Inc. (the “Company”) held a special meeting of shareholders (the “Special Meeting”).  At the Special Meeting, the shareholders of the Company approved an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to increase the aggregate number of shares of capital stock that the Company is authorized to issue to One Hundred Thirty-One Million Eight Hundred Seventy-Five Thousand (131,875,000), consisting of Eighty-One Million Eight Hundred Seventy-Five Thousand (81,875,000) common shares, par value US$0.01 per share, and Fifty Million (50,000,000) preferred shares, par value US$0.01 per share (the “Increase in Authorized Share Capital’).
Attached to this Report on Form 6-K as Exhibit 3.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation, as amended, of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on September 24, 2021, to effect the Increase in Authorized Share Capital.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-251301), the Company’s registration statement on Form F-3 (File No. 333-221441), and the Company’s registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC. (registrant)
Dated: September 24, 2021
	By:	/s/ Hugh Baker
Hugh Baker Chief Financial Officer